The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated January 17, 2019

PROSPECTUS Dated November 16, 2017 PROSPECTUS SUPPLEMENT Dated November 16, 2017	Pricing Supplement No. 1,483 to Registration Statement No. 333-221595 Dated January , 2019 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES I

Fixed/Floating Rate Senior Notes Due 2030

We, Morgan Stanley, are offering the Global Medium-Term Notes, Series I, Fixed/Floating Rate Senior Notes Due 2030 (the “notes”) described below on a global basis.  We may redeem some or all of the notes at any time on or after July            , 2019 and prior to January            , 2029 in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below.  We also may redeem the notes, in whole but not in part, on January            , 2029, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption.”

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.” In addition, we describe the basic features of the notes during the fixed rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and during the floating rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

We describe how interest is calculated, accrued and paid during the fixed rate period, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus. We describe how interest is calculated, accrued and paid during the floating rate period, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Investing in the notes involves risks. See “Risk Factors” on page PS-4.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

PRIIPs Regulation / Prospectus Directive / Prohibition of sales to EEA retail investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (the Insurance Mediation Directive), as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Principal Amount:	$
Maturity Date:	January , 2030
Settlement Date
(Original Issue Date):	January , 2019 (T+3)
Interest Accrual Date:	January , 2019
Issue Price:	100.00%
Specified Currency:	U.S. dollars
Redemption Percentage
at Maturity:	100%
Fixed Rate Period:	The period from and including the Settlement Date to but excluding January , 2029
Floating Rate Period:	The period from and including January , 2029 to but excluding the Maturity Date
Interest Rate:
During the Fixed Rate Period,             % per annum (calculated on a 30/360 day count basis); during the Floating Rate Period, the Base Rate plus              % (to be determined by the Calculation Agent on the second London banking day prior to each Interest Reset Date, calculated on an Actual/360 day count basis)

Base Rate:	LIBOR
Spread (Plus or Minus):	Plus %
Index Maturity:	Three months
Index Currency:	U.S. dollars
Interest Reset Period:	Quarterly
Interest Reset Dates:	Each Interest Payment Date commencing January , 2029, provided that the January , 2029 Interest Reset Date shall not be adjusted for a non-Business Day
Interest Determination
Dates:	The second London banking day prior to each Interest Reset Date
Reporting Service:	Reuters (Page LIBOR01)
Calculation Agent:	The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Interest Payment Periods:	During the Fixed Rate Period, semiannual; during the Floating Rate Period, quarterly
Interest Payment Dates:
With respect to the Fixed Rate Period, each January              and July             , commencing July             , 2019 to and including January             , 2029; with respect to the Floating Rate Period, each January             , April             , July              and October             , commencing April             , 2029 to and including the Maturity Date

Business Day:	New York
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
CUSIP:
ISIN:
Prohibition of Sales to
EEA Retail Investors:	Applicable
Other Provisions:
Optional make-whole redemption on or after July             , 2019 and prior to January             , 2029 as described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” provided that, for purposes of the notes, (A) the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to January             , 2029 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus              basis points, as calculated by the premium calculation agent; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date and (B) “comparable treasury issue” means the U.S. Treasury security selected by the premium calculation agent as having a maturity comparable to the remaining term of the notes to be redeemed as if the notes matured on January             , 2029 (“remaining life”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining life.

See also “Optional Redemption” and “Supplemental Information Concerning Description of Debt Securities—Base Rates—LIBOR Debt Securities” below.

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and our current and periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.

The notes have early redemption risk. We retain the option to redeem the notes, in whole but not in part, on January             , 2029, on at least 10 but not more than 60 days’ prior notice.  It is more likely that we will redeem the notes prior to the stated maturity date to the extent that the interest payable on such notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Optional Redemption

In addition to the optional make-whole redemption discussed above under “—Other Provisions,” we may, at our option, redeem the notes, in whole but not in part, on January             , 2029, on at least 10 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date.

On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.

The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

Supplemental Information Concerning Description of Debt Securities—Base Rates—LIBOR Debt Securities

Notwithstanding the terms set forth elsewhere in this pricing supplement and the provisions set forth in the accompanying prospectus under “Description of Debt Securities—Base Rates—LIBOR Debt Securities,” if LIBOR has been permanently discontinued, the Calculation Agent will use, as a substitute for LIBOR and for each future Interest Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) in the jurisdiction of the applicable index currency that is consistent with accepted market practice (the “Alternative Rate”).  As part of such substitution, the Calculation Agent will, after consultation with us, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, Interest Determination Dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as such notes.

For information regarding LIBOR, see “Description of Debt Securities—Base Rates—LIBOR Debt Securities” in the accompanying prospectus.

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” for U.S. federal tax purposes. The notes will be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders― Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.” Under applicable Treasury Regulations, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the notes, an equivalent fixed rate debt instrument must be constructed for the entire term of the notes. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). Under Treasury Regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we will be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. Accordingly, if, as of the issue date, redeeming the notes on January             , 2029 would reduce the yield of the equivalent fixed rate debt instrument, the notes will be treated as fixed rate debt instruments with a term of 10 years (the “10-year instrument”). Under those circumstances, if the notes are not actually redeemed by us on January             , 2029, solely for purposes of the OID rules, they will be deemed retired for their principal amount and reissued, and will thereafter be treated as floating rate debt instruments with a term of one year (the “1-year instrument”). The 10-year instrument would be treated as issued without OID, and all payments of interest thereon would be treated as QSI. Interest on the 1- year instrument should generally be taken into account when received or accrued, according to your method of tax accounting, but it is possible that the 1-year instrument could be subject to the rules described under “United States Federal Taxation―Tax Consequences to U.S. Holders―Short-Term Notes” in the accompanying prospectus supplement.

If, as of the issue date, redeeming the notes on January             , 2029 would not reduce the yield on the equivalent fixed rate debt instrument, the rules under “United States Federal Taxation―Tax Consequences to U.S. Holders― Discount Notes―General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the notes. Under those circumstances, the notes may be issued with OID.

A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include any OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest. QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.

In addition, as discussed in the accompanying prospectus supplement, withholding rules commonly referred to as “FATCA” apply to certain financial instruments (including the notes) with respect to payments of amounts treated as interest and to any payment of gross proceeds of a disposition (including retirement) of such an instrument. However, recently proposed Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition.

Both U.S. and non-U.S. holders of the notes should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Moreover, neither this document nor the accompanying prospectus supplement address the consequences to taxpayers subject to special accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended.

The discussion in the preceding paragraphs under “United States Federal Taxation,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On January            , 2019, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of             %, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price for the notes equals the stated issue price of            %, plus accrued interest, if any, less a combined management and underwriting commission of             % of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. LLC	$
Total	$

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.